Exhibit 99.1

Contact:
Rick Stewart

Alan Cooke

Chief Executive Officer	Chief Financial Officer

Amarin Corporation plc

Amarin Corporation plc

Phone +44 (0) 207 907 2442

Phone +44 (0) 207 907 2442

investor.relations@amarincorp.com

Amarin Corporation plc Announces $17.8 Million
Registered Direct Offering of American Depositary Shares

LONDON, United Kingdom, May 20th, 2005 – Amarin Corporation plc (NASDAQSC: AMRN) today announced that it has accepted subscriptions of $17.8 million from institutional and other accredited investors, including certain directors and executive officers of Amarin, for 13.7 million American Depositary Shares in a registered direct offering at a purchase price of $1.30 per share. This represented a discount of 13.3% to Amarin’s closing price on Wednesday, May 18th. Leerink Swann & Company served as placement agent for the transaction.

Amarin’s chairman, Mr. Thomas Lynch has subscribed for shares in this offering pursuant to the exercise of an existing contractual right. Mr. Lynch holds $2 million in principal amount of 8% loan notes issued by Amarin and on closing will exercise an option to have Amarin redeem such loan notes.  Mr. Lynch will use the proceeds for the purchase of shares in this offering.  Mr. Lynch has also subscribed for an additional $250,000 of shares, resulting in a total investment of $2,250,000.

On closing, following the redemption of the $2 million of loan notes, Amarin will have no debt other than working capital liabilities.

The transaction is expected to be consummated following satisfaction of certain customary closing conditions contained in the definitive transaction documents.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be the sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the prospectus relating to the offering may be obtained from Leerink Swann & Company at 590 Madison Avenue, 31st Floor, New York, New York 10022.

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein.  Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports.  For more information, please refer to Amarin Corporation’s Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  The Company assumes no obligation to update information on its expectations.